April 26, 2011

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:                               Your Letters Dated April 13, 2011 (the “Follow-Up Comment Letter”), March 1, 2011 and January 25, 2011, regarding Bally Technologies, Inc.’s Form 10-K for the Fiscal Year Ended June 30, 2010 and Form 10-Q for the Quarterly Period Ended December 31, 2010

Dear Mr. Krikorian:

Bally Technologies, Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission” or the “SEC”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Follow-Up Comment Letter, with Staff’s comments presented in bold italicized text. In response to the Follow-Up Comment Letter the Company offers the following responses:

Form 10-K for the Fiscal-Year Ended June 30, 2010

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-14

1.               You indicate in your response to prior comment 2 that considerable judgment is involved in determining whether your Systems Software transactions meet the scope exception of ASC 985-605-14-4. Please consider discussing these assumptions and estimates in Critical Accounting Policies. Refer to Section V of SEC Release 33-8350, Commission Guidance regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

We note the Staff’s comment, and in response thereto, propose to revise our Critical Accounting Policy disclosure related to revenue recognition in our future filings, beginning with our Form 10-K for the fiscal year ended June 30, 2011. Set forth below in response to Comment 2 is the proposed disclosure in its entirety, including information specific to the comment concerning the use of considerable judgment in addressing the scope exception of ASC 985-605-14-4. Please note the portion of the revised disclosure that is underlined.

2.               Please provide us with your proposed disclosure addressing the issues raised in prior comment 3.

Response:

We note the Staff’s comment, and in response thereto, propose to further segregate our disclosure of gaming equipment and systems revenue by revising our revenue recognition policy disclosure in our future filings. The revisions further clarify that we do not provide software and hardware maintenance with respect to our gaming devices. Additionally, revisions were incorporated to satisfy the disclosure requirements in ASC 605-25-50. These revisions have been incorporated into the revised Critical Accounting Policy related to revenue recognition below and will be included in our significant accounting policy disclosure in our future filings, including our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011.

Revenue recognition

Our revenue recognition policy is to record revenue when all of the following criteria have been satisfied:

•                  Persuasive evidence of an arrangement exists;

•                  The price or fee to the customer is fixed or determinable;

•                  Collectability is reasonably assured;

•                  Delivery has occurred; and

•                  No significant contractual obligations remain.

Revenues are reported net of incentive rebates, discounts, sales taxes, and other taxes of a similar nature. We offer credit terms of 30 to 120 days. We also grant extended credit terms for periods up to one year and in some cases for terms up to three years, with interest recognized at market rates. For products sold under arrangements with extended payment terms the probability of collection is evaluated based on historic collection experience.

Games placed with customers on a trial basis are not recognized as revenue until the trial period ends, the customer accepts the games and all other relevant criteria have been met. Amounts billed to customers prior to completing the earnings process are deferred until the revenue recognition criteria are met.

Effective July 1, 2009, the Company adopted new accounting guidance related to revenue recognition for multiple deliverable arrangements and certain revenue arrangements that include software elements. The Company elected to adopt this guidance prior to the required effective date using the prospective method. Accordingly, this guidance was applied to all new or materially modified revenue arrangements entered into since the start of the Company’s fiscal year of adoption, which was July 1, 2009.

Prior to the adoption of the new revenue recognition guidance gaming equipment and systems revenue was recognized in accordance with software revenue recognition guidance. The new guidance amended the scope of software revenue recognition to exclude all tangible products containing both software and nonsoftware components that function together to deliver the product’s essential functionality. As a result of applying the new guidance, certain products that were previously accounted for under the scope of software revenue recognition guidance are no longer accounted for as software.

Considerable judgment is necessary to determine whether certain of the Company’s products are within the scope of software revenue recognition and whether the software and nonsoftware elements of these products function together to deliver the essential functionality. This determination dictates whether general revenue recognition guidance or software revenue recognition guidance applies and could impact the timing of revenue recognition.

Considerable judgment is also required to determine whether an arrangement consists of multiple deliverables, whether the delivered item has value to the customer on a stand-alone basis and determining the relative selling price used to allocate the arrangement fee to each deliverable. Such determination affects the amount and timing of revenue recognition. Management evaluates the primary use and functionality of each deliverable in determining whether a delivered item has stand-alone value and qualifies as a separate unit of accounting. Judgments for revenue recognition also involve an assessment as to whether collectability is reasonably assured and whether fees under an arrangement are fixed or determinable.

Gaming Operations Revenue. Gaming operations revenue consists of the operation of linked progressive systems and the rental of gaming devices, game content and the related systems placed with customers. Fees under these arrangement are earned and recognized based on a share of money wagered, a share of the net winnings, or on a fixed daily rate. The daily fee entitles the customer to full use of the gaming device and includes maintenance, licensing of the game content software and connection to a linked progressive system, where applicable. In certain markets, the Company also charges a daily system connection fee for the customer to connect to a central determination system and/or back-office system. The Company does not consider these arrangements to have multiple revenue-generating activities as the services offered are a comprehensive solution in exchange for a daily fee and all of the products and services are delivered contemporaneously. Gaming operations revenue is recognized under general revenue recognition guidance as the deliverables provide the customer with rights to use tangible gaming devices and software that is essential to the functionality of the gaming device.

Gaming Equipment Revenue. Gaming Equipment revenue is generated from the sale of gaming devices and licensing rights to game content software that is installed in the gaming device, parts, and other ancillary equipment. Arrangements may also include sales of game content conversion kits which enable customers to replace game content without purchasing a new gaming device. Gaming equipment arrangements do not include maintenance and product support fees beyond a standard warranty period. The recognition of revenue from the sale of gaming devices occurs as title and risk of loss have passed to the customer and all other criteria have been satisfied.

As the combination of game content software and the tangible gaming device function together to deliver the product’s essential functionality, revenue from the sale of gaming devices is recognized under general revenue recognition guidance. Prior to July 1, 2009, gaming devices were recognized under software revenue recognition guidance. Game content conversion kits are considered software deliverables and are recognized in accordance with software revenue recognition guidance.

Systems Revenue. Systems revenue arrangements generally include a combination of systems software licenses, systems-based hardware products, maintenance and product support fees and professional services. The primary function of systems software licensed by the Company is to aid customers to more effectively run their business with marketing, data management and analysis, accounting, player tracking and security features.

Revenue for systems software and maintenance and product support fees is recognized under software revenue recognition guidance. Although the systems software and certain systems-based hardware function together the primary functionality of the systems software is derived from the software and the systems software is not essential to the functionality of the systems-based hardware.

The Company licenses systems software on a perpetual basis or under time-based licenses. Revenue from perpetual license software is recognized at the inception of the license term if all revenue recognition criteria have been met. The Company’s time-based licenses are generally for twelve month terms and are bundled with software maintenance and product support fees. Revenue from time-based software licenses is recognized over the term of the license.

Systems-based hardware includes embedded software that is essential to the functionality of the hardware. Accordingly, revenue related to all systems-based hardware sales and related maintenance and product support fees are recognized under general revenue recognition guidance. Prior to July 1, 2009, systems-based hardware was recognized under software revenue recognition guidance. Revenue from the sale of systems-based hardware is generally recognized upon delivery when title and risk of loss have passed to the customer and all other revenue recognition criteria are met. However, in the case of arrangements involving a systems installation, revenue on systems-based hardware is generally not recognized until the system has been installed and the customer has accepted the system.

Software maintenance and product support provides customers with rights to unspecified software product upgrades, maintenance and patches released during the term of the support period. Software maintenance and product support is recognized on a straight-line basis over the term of the support period.

Multiple Element Arrangements. The Company enters into revenue arrangements that may consist of multiple deliverables of its products and services. Customers may enter into arrangements with the Company for the implementation of systems software and the sale of gaming devices. Arrangements for the implementation of systems software will generally include a combination of systems software licenses, systems-based hardware products, maintenance and product support fees, and professional services. Certain gaming equipment arrangements may also include the sale of gaming devices and game conversion kits. Revenue arrangements with multiple deliverables are allocated to separate units of accounting if the deliverables meet both of the following criteria:

•                 The delivered items have value to the customer on a standalone basis. The item(s) have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis; and

•                 If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

At the inception of a multiple element arrangement, fees under the arrangement are allocated to all units of accounting based on their relative selling price. When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on vendor-specific objective evidence (“VSOE”), then third-party evidence (“TPE”) and finally management’s estimate of the selling price (“ESP”). Revenue for each unit of accounting is recognized when the relevant recognition criteria for each respective element has been met.

The establishment of VSOE requires judgment as to whether there is a sufficient quantity of items sold on a stand-alone basis and whether the prices demonstrate an appropriate level of concentration to conclude that VSOE exists. In determining ESP, management considers a variety of information including historic pricing and discounting practices, competitive market activity, internal costs, and the pricing and discounting practices of products sold in bundled arrangements.

In allocating arrangement fees to separate units of accounting, the Company uses VSOE for all products which have been sold on a stand-alone basis. As TPE is generally not available, the Company uses ESP for products that are not sold on a stand-alone basis and for recently introduced products that are sold on a stand-alone basis but for which a history of stand-alone sales has not yet been developed. Following these guidelines, the Company uses either VSOE or ESP for gaming devices, system-based hardware products, maintenance and product support fees associated with perpetual licenses and professional services; and ESP for perpetual and time-based software licenses and maintenance and product support fees associated with time-based licenses.

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We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

BALLY TECHNOLOGIES, INC.

By:	/s/Neil Davidson

Neil Davidson
Senior Vice President, Chief Financial Officer and Treasurer
Bally Technologies, Inc.

Cc:	Richard M. Haddrill
Chief Executive Officer
Bally Technologies, Inc.

Robert L. Guido
Chairman of the Audit Committee
Bally Technologies, Inc.